UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Gulfport Energy Corporation

(Issuer)

Gator Marine Ivanhoe, Inc.

Gator Marine, Inc.

Gulfport Appalachia, LLC

Gulfport Midstream Holdings, LLC

Grizzly Holdings, Inc.

Gulfport Midcon, LLC

Jaguar Resources LLC

Mule Sky LLC

Puma Resources, Inc.

Reorganized Gulfport Holdco, Inc.

Westhawk Minerals LLC

(Guarantors)

(Name of Applicants)

Gulfport Energy Corporation

3001 Quail Springs Parkway

Oklahoma City, Oklahoma

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
8.0% Senior 1145 Notes due 2026	$500,000,000 aggregate principal amount

Approximate date of proposed public offering: As soon as practicable on or after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
Patrick K. Craine General Counsel and Corporate Secretary Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134 (405) 252-4600	Sean T. Wheeler Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 Tel: (713) 836-3600 Fax: (713) 836-3601

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

GENERAL

1. General Information.

Gulfport Energy Corporation is a corporation incorporated in the State of Delaware (the “Issuer” or the “Company”). The guarantors identified below (the “Guarantors” and, together with the Issuer, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
Gator Marine Ivanhoe, Inc.	Corporation	Delaware
Gator Marine, Inc.	Corporation	Delaware
Gulfport Appalachia, LLC	Limited liability company	Delaware
Gulfport Midstream Holdings, LLC	Limited liability company	Delaware
Grizzly Holdings, Inc.	Corporation	Delaware
Gulfport Midcon, LLC	Limited liability company	Delaware
Jaguar Resources LLC	Limited liability company	Delaware
Mule Sky LLC	Limited liability company	Delaware
Puma Resources, Inc.	Corporation	Delaware
Reorganized Gulfport Holdco, Inc.	Corporation	Delaware
Westhawk Minerals LLC	Limited liability company	Delaware

The Amended Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and its Debtor Subsidiaries, dated as of April 14, 2021 (the “Plan”) contemplates, among other things, the issuance of $500,000,000 aggregate principal amount of the Issuer’s 8.0% Senior 1145 Notes due 2026 (the “New Notes”), on a pro rata basis, to holders of the 6.625% senior notes due 2023, 6.000% senior notes due 2024, 6.375% senior notes due 2025 and 6.375% senior notes due 2026, in each case, issued by Debtor Gulfport Energy Corporation, a Delaware corporation (collectively, the “Old Notes”). The Old Notes will be cancelled upon effectiveness of the Plan.

Prior to the Effective Date, as defined below, the entity currently known as Gulfport Energy Corporation intends to merge with and into a subsidiary of a newly formed subsidiary of Gulfport Energy Corporation, Reorganized Gulfport Holdco, with Gulfport Energy Corporation as the surviving entity. In connection with the merger, Gulfport Energy Corporation intends to change its name to Gulfport Energy Operating Corporation, and Reorganized Gulfport Holdco will change its name to Gulfport Energy Corporation (the “Parent Guarantor”) and will be a guarantor of the notes. On a post-restructuring basis, therefore, Gulfport Energy Operating Corporation will be the name of the issuer of the New Notes. The transactions described in this paragraph are referred to herein as the “Reorganization.”

2. Securities Act Exemption Applicable.

The Applicants hereby acknowledge that under Section 306(c) of the Trust Indenture Act, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act of 1933, as amended, and to which Section 306(c) is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an application for qualification of an indenture on a timely basis could result in an enforcement or other action by the Securities and Exchange Commission.

An application for qualification with respect to the Indenture was not filed until after the solicitation of votes with respect to the Plan of Reorganization had commenced. It was not certain prior to solicitation what the parties would determine to be the terms of the indenture governing the notes, and whether such notes would ultimately be issued pursuant to the exemption provided under Section 1145 of the Bankruptcy Code (as defined below) or Section 4(a)(2) of the Securities Act. Therefore, the Company believes it would have been premature to file the Form T-3 prior to those details being determined. The Applicants believe that the purposes behind the requirement to file a Form T-3 (namely the provision of adequate disclosure to the persons being asked to make an investment decision in respect of the securities in question through the qualification of the indentures) was served prior to the filing of this Form T-3 with respect to the New Notes. The holders of the substantial majority of the Old Notes were at all times adequately represented by counsel during the offering of the New Notes. Moreover, these holders actively negotiated for the terms of the New Notes contained in the Disclosure Statement and Plan of Reorganization. Furthermore, the holders of Old Notes had and continue to have access to a significant amount of information regarding the Applicants by virtue of both (i) having been creditors of the Company for an extensive period of time and (ii) having had access to the reports and other information that had been filed with the Securities and Exchange Commission by the Company, which is required to file reports with the Securities and Exchange Commission and is current in its reporting obligations. The Applicants also believe that the Indenture governing the New Notes contains terms and conditions that are in line with market standard terms and conditions to which investors have become accustomed for transactions of this type. The Indenture was filed with the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division.

Pursuant to the terms of the Plan, under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), the Issuer will issue the New Notes under the indenture to be qualified hereby (the “Indenture”), to all Holders (as defined in the Plan) of Allowed General Unsecured Claims (as defined in the Plan) and Allowed Notes Claims (as defined in the Plan).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the New Notes will satisfy the aforementioned requirements. See “Article IV Means For Implementation of This Plan – E. Exemption from Registration Requirements” of the Plan.

AFFILIATIONS

3. Affiliates.

The following describes the Company’s wholly-owned direct, or wholly-owned indirect, subsidiaries as of the the date of this Application:

Name of Entity	Record Owner	Ownership Percentage
Gator Marine Ivanhoe, Inc.	Gulfport Energy Corporation	100%
Gator Marine, Inc.	Gulfport Energy Corporation	100%
Gulfport Appalachia, LLC	Gulfport Energy Corporation	100%
Gulfport Midstream Holdings, LLC	Gulfport Energy Corporation	100%
Grizzly Holdings, Inc.	Gulfport Energy Corporation	100%
Grizzly Oil Sands ULC	Grizzly Holdings, Inc.	24.9%
Gulfport Midcon, LLC	Gulfport Energy Corporation	100%
Jaguar Resources LLC	Gulfport Energy Corporation	100%
Mule Sky LLC	Gulfport Energy Corporation	100%
Puma Resources, Inc.	Gulfport Energy Corporation	100%
Reorganized Gulfport Holdco	Gulfport Energy Corporation	100%
Tatex Thailand II, LLC	Gulfport Energy Corporation	23.5%
Westhawk Minerals LLC	Gulfport Energy Corporation	100%
Windsor Midstream LLC	Gulfport Energy Corporation	22.5%

As a result of the Reorganization and at the time of the Effective Date, Gulfport Energy Corporation will change its name to Gulfport Energy Operating Corporation, and Gulfport Energy Operating Corporation will be the record owner of each of the subsidiaries attributable to Gulfport Energy Corporation listed above, other than Reorganized Gulfport Holdco, which will adopt the name Gulfport Energy Corporation and will be a publicly traded company with the ownership outlined in Item 5 “Principal Owners of Voting Securities.”

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of the voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The names of the directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134 and each person’s telephone number is (405) 252-4600.

Name	Office
Alvin Bledsoe	Chairman
David M. Wood	President, Chief Executive Officer and Director
Deborah G. Adams	Director
Valerie Jochen	Director
Samantha Holroyd	Director
C. Doug Johnson	Director
Ben T. Morris	Director
John W. Somerhalder II	Director
Donnie Moore	Chief Operating Officer
Quentin R. Hicks	Chief Financial Officer
Patrick K. Craine	General Counsel and Corporate Secretary
Lester Zitkus	Senior Vice President, Land
Michael Sluiter	Senior Vice President, Reservoir Engineering

The persons chosen to become directors and executive officers of the Parent Guarantor as of the Effective Date are set forth below. The mailing address for each director and executive officer is: c/o 3001 Quail Springs Parkway, Oklahoma City, Oklahoma 73134 and each person’s telephone number is (405) 252-4600.

Name	Office
Tim Cutt	Director and Interim Chief Financial Officer
Guillermo Martinez	Director
Jason Martinez	Director
David Wolf	Director
David Reganato	Director
David M. Wood	President, Chief Executive Officer and Director
Donnie Moore	Chief Operating Officer
Patrick K. Craine	General Counsel and Corporate Secretary
Lester Zitkus	Senior Vice President, Land
Michael Sluiter	Senior Vice President, Reservoir Engineering

5. Principal Owners of Voting Securities.

(a) There are no persons known to the Issuer to own 10 percent or more of the voting securities of the Issuer as of the date of this Application.

(b) The following table sets forth certain information regarding each person known to the Issuer to own 10 percent or more of the voting securities of the Guarantors as of the date of this Application.

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Gator Marine Ivanhoe, Inc.	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Common Stock	1,000	100%
Gator Marine, Inc.	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Common Stock	1,000	100%
Gulfport Appalachia, LLC	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Limited Liability Company Interest	1	100%
Gulfport Midstream Holdings, LLC	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Limited Liability Company Interest	1	100%
Grizzly Holdings, Inc.	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Common Stock Preferred Stock	100,000 10,000	100%
Gulfport Midcon, LLC	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Limited Liability Company Interest	1	100%
Jaguar Resources LLC	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Limited Liability Company Interests	100	100%
Mule Sky LLC	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Limited Liability Company Interest	1	100%
Puma Resources, Inc.	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Common Stock	1,000	100%
Reorganized Gulfport Holdco	Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Common Stock	1,000	100%
Westhawk Minerals LLC	Gulfport Energy Operating Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Limited Liability Company Interest	1	100%

As a result of the Reorganization and at the time of the Effective Date, Gulfport Energy Corporation will change its name to Gulfport Energy Operating Corporation, and Gulfport Energy Operating Corporation will be the holder of each of the subsidiaries attributable to Gulfport Energy Corporation listed above, other than Reorganized Gulfport Holdco, which will adopt the name Gulfport Energy Corporation and will be a publicly traded company with the ownership outlined below.

The following table sets forth certain information regarding each person that the Issuer expects will own 10 percent or more of the voting securities of the Issuer as of the Effective Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Gulfport Energy Corporation 3001 Quail Springs Parkway Oklahoma City, Oklahoma 73134	Common Stock	1,000	100%

The following table sets forth certain information regarding each person that the Issuer expects will own 10 percent or more of the voting securities of the Parent Guarantor as of the Effective Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Silver Point Capital, L.P. on behalf of accounts managed or advised by it or its wholly owned subsidiaries	Common Stock	6,207,510	27.4%
MacKay Shields LLC on behalf of accounts it manages and advises	Common Stock	3,397,587	10.6%

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Application.

(b) There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Issuer as of the date of this Application.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $.01 par value per share	200,000,000	160,762,186
Preferred Stock, $.01 par value per share	5,0000,000	0
6.625% senior notes due 2023	$350,000,000	$324,600,000
6.000% senior notes due 2024	$650,000,000	$579,600,000
6.375% senior notes due 2025	$600,000,000	$507,900,000
6.375% senior notes due 2026	$450,000,000	$374,600,000

It is expected that, upon consummation of the Plan, the Issuer’s capital structure shall be comprised of the New Notes, New Common Stock (as defined in the Plan), and the New Preferred Stock (as defined in the Plan). The New Notes will be guaranteed by each of the Guarantors.

The Old Notes will be cancelled and discharged pursuant to the Plan.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the new Indenture to be entered into among the Company, the Parent Guarantor, the Guarantors and UMB Bank, Nation Association, as trustee (the “Trustee”). The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C.1 herewith. The Issuer has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. The expected terms of the New Notes are described in the term sheet relating to the New Notes, which is included as part of Exhibit I to the Restructuring Support Agreement approved as part of the Plan. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture. References to articles and sections below are to the applicable articles and sections of the Indenture, unless otherwise noted.

(a)	Events of Default; Withholding of Notice

An “Event of Default” occurs if:

(1)	the Company defaults in any payment of interest on any Security when the same becomes due and payable, and such default continues for a period of 30 days;

(2)	the Company defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the Company fails to comply with its obligations in Section 5.01;

(4)	an “Event of Default,” as defined under the Private Placement Securities Indenture, shall have occurred under Section 6.01(4) of the Private Placement Securities Indenture, and shall not have been waived or rescinded pursuant to the terms of the Private Placement Securities Indenture;

(5)	the Company or any Applicable Guarantor fails to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	an “Event of Default,” as defined under the Private Placement Securities Indenture, shall have occurred under Section 6.01(6) of the Private Placement Securities Indenture, and shall not have been waived or rescinded pursuant to the terms of the Private Placement Securities Indenture;

(7)	the Company, any Applicable Guarantor or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A)	commences a voluntary case;

(B)	consents to the entry of an order for relief against it in an involuntary case;

(C)	consents to the appointment of a Custodian of it or for any substantial part of its property; or

(D)	makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(8)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)	is for relief against the Company or any Significant Subsidiary in an involuntary case;

(B)	appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(C)	orders the winding up or liquidation of the Company or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and, in each case, the order or decree remains unstayed and in effect for 60 days;

(9)	an “Event of Default,” as defined under the Private Placement Securities Indenture, shall have occurred under Section 6.01(9) of the Private Placement Securities Indenture, and shall not have been waived or rescinded pursuant to the terms of the Private Placement Securities Indenture;

(10)	(i) any Parent Guarantee or (ii) any Subsidiary Guarantee with respect to any Subsidiary Guarantor whose assets have a net book value of more than $15.0 million, in either of case (i) or (ii), ceases to be in full force and effect (other than in accordance with the terms of such Applicable Guarantee or the Indenture) or any Applicable Guarantor denies or disaffirms its obligations under its Applicable Guarantee; or

(11)	the occurrence of an Event of Default under the Private Placement Indenture.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

A Default under clauses (4) and (5) shall not constitute an Event of Default until the Trustee or the holders of 30% in principal amount of the outstanding Securities notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied, and state that such notice is a “Notice of Default”.

If a Default occurs, is continuing and is known to the Trustee, the Trustee shall send to each Securityholder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Security (including payments pursuant to the mandatory purchase provisions of such Security), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is not opposed to the interests of the Securityholders.

(b)	The authentication and delivery of the indenture securities and the application of the proceeds thereof

Two Officers shall sign the Securities for the Company by manual or facsimile signature. If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture.

On the Issue Date, the Trustee shall authenticate and deliver $500,000,000 of 8.0% Senior 1145 Notes due 2026 and, at any time and from time to time thereafter, the Trustee shall authenticate and deliver Securities for original issue in an aggregate principal amount specified in such order, in each case upon a written order of the Company signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company. Such order shall specify the amount of the Securities to be authenticated and the date on which the original issue of Securities is to be authenticated and, in the case of an issuance of Additional Securities pursuant to Section 2.13 after the Issue Date, shall certify that such issuance is in compliance with Section 4.03.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

There will be no proceeds to the Issuer from the issuance of the New Notes.

(c)	The release or the release and substitution of any property subject to the lien of the indenture

(12)	None.

The New Notes will be unsecured.

(d)	Satisfaction and discharge of the Indenture

The Indenture will be satisfied and discharged and will cease to be of further effect as to all New Notes issued thereunder, when:

(1)	either:

(A)	all New Notes that have been authenticated, except lost, destroyed or wrongfully taken New Notes that have been replaced and New Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B)	all New Notes that have not been delivered to the Trustee for cancellation have become due and payable, whether at maturity or as a result of the sending of a notice of redemption or or will become due and payable within one year or are to be called for redemption within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee or the Paying Agent, as applicable, as trust funds in trust solely for the benefit of the Holders, cash sufficient to pay at maturity or upon redemption all outstanding New Notes, including interest thereon to maturity or such redemption date;

(2)	the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(3)	the Company has delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture have been satisfied.

(e)	Evidence required to be furnished by the obligor upon the indenture securities to the trustee as to compliance with the conditions and covenants provided for in such indenture

If a Default occurs, is continuing and is known to the Trustee, the Trustee shall send to each Securityholder notice of the Default within 90 days after it occurs.

Upon request to the Trustee to take or refrain from taking any action under any provision of the Indenture, the Company will generally furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any, provided for in the Indenture and relating to such action have been complied with, and an Opinion of Counsel stating that, in the opinion of such counsel to the Company, all such conditions precedent have been complied with.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a) Pages numbered 1 to 10, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1.1	Restated Certificate of Incorporation of Gulfport Energy Corporation

Exhibit T3A.1.2	Certificate of Amendment No. 1 to the Restated Certificate of Incorporation of Gulfport Energy Corporation

Exhibit T3A.1.3	Certificate of Amendment No. 2 to the Restated Certificate of Incorporation of Gulfport Energy Corporation

Exhibit T3A.1.4	Certificate of Designation of Series B Junior Participating Preferred Stock of Gulfport Energy Corporation

Exhibit T3B.1	Second Amended and Restated Bylaws of Gulfport Energy Corporation

Exhibit T3A.2	Certificate of Incorporation of Gator Marine Ivanhoe, Inc.

Exhibit T3B.2	By-Laws of Gator Marine Ivanhoe, Inc.

Exhibit T3A.3	Certificate of Incorporation of Gator Marine, Inc.

Exhibit T3B.3	By-Laws of Gator Marine, Inc.

Exhibit T3A.4.1	Certificate of Formation of Gulfport Appalachia, LLC

Exhibit T3A.4.2	Certificate of Amendment to the Certificate of Formation of Gulfport Appalachia, LLC

Exhibit T3A.4.3	Certificate of Amendment to the Certificate of Formation of Gulfport Appalachia, LLC

Exhibit T3B.4	Amended and Restated Limited Liability Company Agreement of Gulfport Appalachia, LLC

Exhibit T3A.5	Certificate of Formation of Gulfport Midstream Holdings, LLC

Exhibit T3B.5	Limited Liability Company Agreement of Gulfport Midstream Holdings, LLC

Exhibit T3A.6	Certificate of Incorporation of Grizzly Holdings, Inc.

Exhibit T3B.6	By-Laws of Grizzly Holdings, Inc.

Exhibit T3A.7.1	Certificate of Formation of Gulfport Midcon, LLC

Exhibit T3A.7.2	Certificate of Amendment to the Certificate of Formation of Gulfport Midcon, LLC

Exhibit T3B.7	Limited Liability Company Agreement of Gulfport Midcon, LLC

Exhibit T3A.8	Certificate of Formation of Jaguar Resources LLC

Exhibit T3B.8	Limited Liability Company Agreement of Jaguar Resources LLC

Exhibit T3A.9	Certificate of Formation of Mule Sky LLC

Exhibit T3B.9	Limited Liability Company Agreement of Mule Sky LLC

Exhibit T3A.10	Certificate of Incorporation of Puma Resources, Inc.

Exhibit T3B.10	By-Laws of Puma Resources, Inc.

Exhibit T3A.11	Certificate of Incorporation of Reorganized Gulfport Holdco, Inc.

Exhibit T3B.11	By-Laws of Reorganized Gulfport Holdco, Inc.

Exhibit T3A.12	Certificate of Formation of Westhawk Minerals LLC

Exhibit T3B.12	Limited Liability Company Agreement of Westhawk Minerals LLC

Exhibit T3C.1	Form of Indenture of Gulfport Energy Corporation, the subsidiary guarantors executing the signature pages thereto, the initial parent guarantor and UMB Bank, Nation Association, as trustee, for the 8.0% Senior 1145 Notes due 2026.

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement for Amended Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and its Debtor Subsidiaries.

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Gulfport Energy Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Gulfport Energy Corporation

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Gator Marine Ivanhoe, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Gator Marine Ivanhoe, Inc.

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Gator Marine, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Gator Marine, Inc.

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Gulfport Appalachia, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Gulfport Appalachia, LLC

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Gulfport Energy Operating Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Gulfport Energy Operating Corporation

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Gulfport Midstream Holdings, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Gulfport Midstream Holdings, LLC

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Grizzly Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Grizzly Holdings, Inc.

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Gulfport Midcon, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Gulfport Midcon, LLC

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Jaguar Resources LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Jaguar Resources LLC

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Mule Sky LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Mule Sky LLC

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Puma Resources, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Puma Resources, Inc.

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary

Pursuant to the requirements of the Trust Indenture Act of 1939, Westhawk Minerals LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on May 7, 2021.

(SEAL)	Westhawk Minerals LLC

	By:	/s/ Patrick K. Craine
Name: Patrick K. Craine
Title: General Counsel and Corporate Secretary